Exhibit 77(i)

Terms of new or amended securities

1.      At the May 30, 2008 meeting, the Board of Trustees of ING Funds Trust approved renewing the waiver of the distribution fee, on the Class A shares, of up to 0.40% of the average net assets of ING Classic Money Market  payable to ING Funds Distributor, LLC (“IFD”). IFD has agreed to continue to waive that fee for the period from August 1, 2008 through and including August 1, 2009.

2.      At the July 11, 2008 meeting, the Executive Committee of the Board of Trustees of ING Funds Trust approved the establishment of Class I shares on behalf of ING High Yield Bond Fund. At the July 31, 2008 meeting, the Board of Trustees of ING Funds Trust ratified and approved the establishment of Class I shares on behalf of ING High Yield Bond Fund.